FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on February 3, 2014

Tel Aviv, February 3, 2014 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced, further to its announcement on November 27, 2012, that Given Imaging Ltd. ("Given") announced today that the U.S. Food and Drug Administration (FDA) has cleared PillCam COLON for visualization of the colon, to detect colon polyps in patients after an incomplete optical colonoscopy with adequate preparation and a complete evaluation of the colon was not technically possible.

Given is approximately 28.7% held by Elron (including an approximately 8.1% holding by RDC – Rafael Development Corporation Ltd., 50.1% held by Elron), and is approximately 14.3% held by Discount Investment Corporation Ltd., which holds approximately 50.3% of Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 3, 2013